SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call – 3Q11 Results

November, 2011

GOL

Linhas aéreas inteligentes

"Consistent Investment Case"

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Agenda

Disclaimer

"The material that follows is a confidential presentation of general background information about GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without GOL's prior written consent".


Agora qualquer destino cabe no seu bolso.
GOL
WWW.VOEGOL.COM.BR

1| Gol and the Brazilian Airline Industry

Domestic Industry 3Q11

GOL showed the best performance in terms of market efficiency in 3Q11

Demand (RPK), Capacity (ASK) and Load Factor – Domestic Market (3Q11 vs 3Q10)

Load Factor	3Q10	3Q11	VAR (%)
GOL	69.7%	71.8%	+2.1 p.p
TAM	70.1%	67.3%	(2.8) p.p
WEBJET	78.4%	74.3%	(4.1) p.p
AZUL	83.3%	83.6%	+0.2 p.p
Others	66.8%	70.9%	+4.2 p.p
Industry	70.9%	70.9%	+0.1 p.p

Domestic Market Efficiency	3Q10	3Q11	VAR 3Q11/3Q10 (%)	2Q11	VAR 3Q11/2Q11 (%)
GOL	0.99	1.01	2.0%	0.96	5.0%
TAM	0.99	0.95	-3.8%	1.00	-4.7%
AZUL	1.18	1.18	-0.1%	1.15	2.3%
WEBJET	1.09	1.05	-4.1%	1.06	-1.4%
Others	0.92	1.00	8.9%	1.03	-2.8%



13.5%
4.8%
8.8%
67.2%
35.3%
14.3%
7.2
8.2
8.0
8.3
1.1
1.1
1.2
2.0
1.2
1.6
18.6
21.3
GOL
TAM
Webjet
Azul
Others
Industry
Demand 3Q10
Demand 3Q11



10.2%
9.1%
14.8%
66.7%
27.4%
14.2%
10.4
11.4
11.3
12.4
1.3
1.5
1.4
2.3
1.8
2.3
26.3
30.0
GOL
TAM
Webjet
Azul
Others
Industry
Capacity 3Q10
Capacity 3Q11

In 3Q11, GOL was the company with the highest market efficiency (*mkt skare/seat share*)

2011 GOL's Domestic Traffic Evolution

An estimated growth of 18% in Industry's RPK for this year should be a historic record....



RPK in Billion
25.00
20.00
15.00
10.00
5.00
0.00
28.2%
18.60
18.8%
7.23
16.9%
19.43
7.45
6.9%
17.0%
20.14
7.76
9.0%
26.5%
19.22
14.2%
6.98
21.26
14.3%
13.6%
8.20
3Q10
4Q10
1Q11
2Q11
3Q11
Domestic RPK – GOL
Growth – GOL
Domestic RPK – Industry
Growth – Industry
3Q11 – New Trend
7.7
20.1%
19.6%
2.9
6.9
13.5%
14.1%
2.7
6.7
9.1%
2.6
6.7%
Jul/11
Aug/11
Sep/11

The slowdown in 3Q11 domestic demand growth was due to the new set of yields in the main Brazilian routes


www.voegol.com
GOL
PR-GGN

2 | **Webjet**

Webjet Acquisition

Acquisition Steps

Date	Step	Status
07/08	MOU	✓
09/01	Acquisition Contract	✓
09/21	ANAC's Approval	✓
10/25	APRO Signature	✓
TBD	CADE's Approval	

Deal Overview

- On August 1, 2011 VRG entered into a stock agreement with the controlling shareholders of Webjet to acquire of 100% of Webjet shares for a total EV of R$ 310 million (not adjusted for leasing)
- Webjet is a airline with 5% share in the domestic market, which posted R$ 764 mm in revenues in 2010, operating profit of R$ 41 mm (5.4% margin, GOL had 10%) and EBITDAR of R$96mn (12.6% margin, GOL had 22%)
- Webjet also operates under a low-cost, low fare business model
- The acquisition price for 100% of the capital stock of Webjet was R$ 70,000,000.00, which is still subject to minor adjustments

Corporate Structure

GOL + Webjet

- Companies are being kept as separate entities
- Position at the main airports has been strengthened
- Positive operating margins momentum

"Webjet is not a turnaround case"

Corporate Structure (1)



FIP Volluto (Oliveira Family)
Free Float + Others
64%
36%
GOL
Linhas aéreas inteligentes
99.99%
99.99%
99.99%
VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.
99.99%
webjet
Webjet Linhas Aéreas S.A

Source: (1) Total outstanding shares (preferred and voting)


.com
PR-GOQ
.com
PR-GOO

3| Capacity Plan

GOL's Fleet Plan

Current and Projected Fleet

Current Fleet Overview	Aircraft		# of Operating Aircrafts (1H11)	Capacity	Average Age (Years)	Route Served
		B737 800	72	177 - 187	7	Domestic and International
		B737 700	43	144		Domestic and International

	2010	2011	2012
Total Aircraft:	110	115	
B737-800	70	75	
B737-700	40	40	

- Under Review with Webjet
- Combined Capacity Growth of no more than 4.0%

Agreement for Aircraft Acquision

- ✓ 97 firm orders
- ✓ 10 purchase rights
- ✓ 40 purchase options

Notes: (1) Does not consider Webjet's current fleet or fleet plan.
Source: Company


Personnel, jobs and environment.
The biggest maintenance center in Latin America is not going to take care only of aircraft.
www.voegol.com
GOL

4 | 2011 Overview

2011 Highlights

GOL will continue to adopt a cautious stance regarding the addition of supply in the domestic market

- **First half of 2011:**
  - Competitive domestic market environment (capacity growth on YoY basis)
  - Pressure in yields
- **Second half of 2011:**
  - Start of a slowdown in the industry capacity growth
  - New yield trend
- **For 2011:**
  - Industry domestic demand growth of 4.0 x- 4.5x GDP

    GOL:
    - Prudent strategy on capacity addition (growth of 7.0%)
    - Higher productivity (fleet utilization >13.0 block hours per day)
    - Higher load factor (around 70.0%)



5| Financial Results

3Q11 Highlights

The 3Q11 results reflects the competitive landscape in the domestic market and pressure on the operational costs

Operational Highlights	3Q11	2Q11	3Q10	Var% 3Q11/3Q10
Capacity	12,465	11,380	11,796	5.7%
Demand	8,906	7,571	8,067	10.4%
Load Factor	71.4%	66.5%	68.4%	+3.1 p.p
CASK (R$)	15.39	16.14	13.58	13.4%
CASK Ex-Fuel (R$)	9.41	9.72	8.66	8.7%
RASK (R$)	14.79	13.76	15.17	-2.5%
Spread (RASK – CASK)	(0.60)	(2.38)	1.59	nm
Yield (R$)	18.33	18.21	19.85	-7.6%


GOL

GOL
Linhas aéreas inteligentes

Results 3Q11 x 3Q10

↑ Passenger Revenue (Yield decreased 7.6% and Load Factor increased 3.1p.p)
↑ Cargo(aprox. 20%)
↑ No Show(~40%)
↑ Excess Baggage (~ 20.0%)
↑ Smiles (cerca de 7.0%)

↑ Fuel (R$165M)
↑ Employees (R$56MM)
↑ Other Expenses (R$62MM)
↑ Depreciation (R$27MM)
↑ Landing Fees (R$17MM)
↓ Leasing (R$22MM)
↓ Maintenance (R$4MM)

EBIT(%) e EBITDAR(%): CASK increase of 13.4% and RASK decreased 2.5%.

↑ Interest Expense (R$25MM)
↑ Gains with exchange variation R$476 MM
↓ Losses with Derivatives (R$41MM)

Financial	3Q11	3Q10	Var%	2Q11	Var%
Net Operating Revenues (R$MM)	**1,844**	**1,789**	**3.1%**	**1,566**	**17.7%**
Ancillary Revenue	*211*	*188*	12.4%	*188*	12.4%
Passenger	*1,633*	*1,601*	2.0%	*1,379*	18.4%
% Ancillary Revenue	*11.5%*	*10.5%*	*+1.0 p.p*	*12.0%*	*+0.5 p.p*
Total Costs	**(1,919)**	**(1,602)**	**19.8%**	**(1,837)**	**4.4%**
Total Costs Ex-Fuel	(1,173)	(1,022)	14.9%	(1,106)	6.1%
EBIT	**(75)**	**187**	**nm**	**(271)**	**-72.3%**
EBIT Margin	*-4.1%*	*10.5%*	nm	*-17.3%*	+13.2 p.p
EBITDAR	**124**	**381**	**-67.4%**	**(68)**	**nm**
EBITDAR Margin	*6.7%*	*21.3%*	-14.6 p.p	*-4.3%*	nm
Net Financial Result	(573)	(20)	2,720.8%	(87)	558.2%
Income taxes	131	(57)	nm	(1)	nm
Net income (loss)	(517)	110	-569.7%	(359)	44.0%
Net Margin	*-28.0%*	*6.1%*	*nm*	*-22.9%*	*-5.0 p.p*

Cost per ASK Peers

*Ex-Fuel Cost per ASK Adjusted by the Average Stage Length in USD**

	1T09	2T09	3T09	4T09	1T10	2T10	3T10	4T10	1T11	2T11	3T11
GOL	4,4	4,4	4,8	5,7	4,9	4,9	5,0	5,2	5,2	6,1	5,4
TAM	7,8	6,3	7,0	6,6	6,6	6,8	6,3	7,5	6,8	7,4	7,2
LAN	8,3	8,5	8,7	8,9	8,9	9,2	9,2	10,1	8,8	10,4	9,6
Southwest Airlines	4,7	4,6	4,9	4,9	5,1	4,9	5,0	5,3	5,3	6,2	5,2
Alaska Airlines	8,7	8,8	8,0	8,8	8,7	7,1	7,3	10,3	7,6	7,6	7,1
Copa Airlines **	5,9	6,0	6,6	6,6	6,2	5,8	5,8	6,6	5,5	5,9	5,7

* Average dolar of the period

**For Alaska iwe considered 2010 average stage length for 2011 and for Copa we used linear 1700km

GOL's CASK ex-fuel remains competitive

Factors that Impacted 3Q11 vs. 3Q10 Results

Load Factor = +3.1 p.p.

- RASK decreased 2.5%
- Yield decreased 7.6%
- PRASK down in 3.5%

Pax Revenue 2.0%

Operating Costs (Ex-Fuel) = +14.9%

- Salaries, Wages and Benefits Expenses
  - ✓ Pay rise of 8.75%
  - ✓ Operating volume
  - ✓ Number of pilots and fly attendants increases to mitigate risks
- Depreciation and amortization
  - ✓ Higher number of aircrafts under financial leasing
  - ✓ Higher aircraft configuration estimate depreciation
- Landing fees
  - ✓ New fee charge methodology
  - ✓ Departures raised 6.4% between periods
- Other expenses
  - ✓ R$50.0 million

CASK Ex- Fuel 3Q11 (R$MM)



9.41
0.30
0.19
0.09
0.17
8.66
Total 3Q11 Ex-Fuel Expenses
Salaries, wages and benefits
Depreciation and amortization
Landing Fees
Other Expenses
Total 3Q10 Ex-Fuel Expenses

Quarter Overview



Seasonality
Strong Quarter
Weak Quarter
Average Quarter
+9.6%
1,730
1,896
70.2%
72.3%
+2.1p.p.
20.01
19.83
-0.9%
1Q10
1Q11
-1.6%
1,591
1,566
60.4%
66.5%
+6.2p.p
21.13
18.21
-13.8%
2Q10
2Q11
+3.1%
1,789
1,844
68.4%
71.4%
+3.1p.p
19.85
18.33
-7.6%
3Q10
3Q11
Net Revenues
Yield
Load Factor

In the third quarter the revenues increased on a year over year comparison

Financial Results 3Q11

Non-Cask impact of 83% of Fx variation on the financial results

Financial Results	3Q11 - REAL	2Q11 - REAL	3Q10 - REAL	Var% 3Q11/3Q10
End of Period FX rate	1.85	1.56	1.69	9.5%
EBIT (R$MM)	**(75.0)**	**(270.8)**	**187.2**	**nm**
Financial Revenue	39.4	33.4	28.2	39.7%
Interest Expense	(109.1)	(86.7)	(84.6)	29.0%
Fx Variation Gain (Loss)	(476.4)	27.1	90.4	nm
Others Exp. and Rev.	(26.6)	(60.7)	(54.4)	-51.1%
Total Financial Results	***(572.8)***	***(87.0)***	***(20.3)***	***2721.7%***
Income (loss) Before Taxes	(647.9)	(357.8)	166.9	nm
Income Taxes	131.4	(0.9)	(56.9)	nm
Net Income (Loss)	***(516.5)***	***(358.7)***	***110.0***	***-569.5%***



EBIT
(75,0)
Financial Result
(572,8)
Income Before taxes
(647,9)
Income Taxes
131,4
Net Income (Loss)
(516,5)
Non-Cash Effect
Interest Expenses
(109,1)
Fx Variation
(476,4)
Other Expenses
(26,6)
Financial Revenue
39,4
Financial Result
(572,8)
83,2%

Financial Indicators



Net Revenue and RASK
15.17
15.98
15.96
13.76
14.79
1,789
1,870
1,896
1,566
1,844
3Q10
4Q10
1Q11
2Q11
3Q11
Net Revenue (R$MM)
RASK (cents of R$)



EBIT
10.5%
14.0%
10.2%
-4.1%
-17.3%
187
262
193
(271)
(75)
3Q10
4Q10
1Q11
2Q11
3Q11
EBIT (R$MM)
EBIT MARGIN



EBITDAR
21.3%
25.4%
21.7%
-4.3%
6.7%
380.9
475.0
411.5
(67.6)
124.2
3Q10
4Q10
1Q11
2Q11
3Q11
EBITDAR (R$MM)
EBITDAR Margin

Strong Cash Position

Maintenance of High Liquidity Levels



Cash Position
26.3%
28.3%
25.9%
29.0%
29.6%
1,768
1,978
1,847
2,067
2,127
3Q10
4Q10
1Q11
2Q11
3Q11
Total Cash (R$MM)
Total Cash / Net Revenue (LTM)

Financial Indicators



Adjusted Gross Debt / EBITDAR
8.7x
8,1x
FX Effect
5.6x
5.0x
4.8x
6.3x
534
7,532
7,631
7,344
7,612
8,161
3Q10
4Q10
1Q11
2Q11
3Q11
Adj. Gross Debt
Adj. Gross Debt/ EBITDAR (LTM)



Total Cash / Short Term Debt
5.2x
5.7x
5.9x
6.0x
4.8x
337.6
346.0
312.6
342.1
441.6
3Q10
4Q10
1Q11
2Q11
3Q11
Short Term Debt (R$MM)
Total cash / Short Term Debt



End of Period Fx Rate
1.69
1.67
1.63
1.56
1.85
3Q10
4Q10
1Q11
2Q11
3Q11

Hedge Strategy is Conservative, Non-Speculative

GOL's Finacials Aspects

Hedge Strategy

- Currency: USD Hedge
- Interest Rates: Aircraft financing
- Fuel Hedge underline:
  - Brent: 75%
  - WTI: 10%
  - Heating Oil: 15%

Fuel Hedge

In September,30

	Current Position	If triggers reached
	Current % Average HR	Maximum % Average HR
6 months	46%	47%
12 months	40%	46%
24 months	20%	30%
36 months	13%	22%

3T11 Financial Indicators – Pro Forma



Debt Amortization (R$ Millions) – Annual Maturity
46%
54%
Debt in USD
Debt in R$
R$453 million
112
50
62
2011
260
81
179
2012
81
30
51
2013
50
30
20
2014
632
28
604
2015
254
2016
672
2017
1
2018
927
After 2018
WEBJET
GOL

* Excluding Financial Leasing


voegol.com
GOL

6 | View for 2012 and Next Steps

View for 2012

GOL is ready to regain momentum

Economic Landscape


GOL 10 ANOS

- **Global economy slowdown**
  - ✓ Jet fuel price will remain at current levels
  - ✓ Low interest rates
- **Brazil**
  - ✓ Economy slower growth (3.0 - 3.5% GDP)
  - ✓ Domestic demand increase of 2.5%- 3.0x GDP growth
  - ✓ Inflation pressure on internal prices
  - ✓ FX going back to R$1.70 – R$1.80 levels
  - ✓ Infrastructure will remain under pressure

GOL Linhas aéreas inteligentes

View for 2012

GOL is ready to regain momentum



GOL´s Domestic Scenario

- ✓ **Slower supply growth**
  - ✓ GOL´s and Webjet capacity growth of 0.0% -4.0%
- ✓ **Focus on Efficiency**
  - ✓ Higher Productivity (fleet utilization around 13.0-13.5 block hours per day)
  - ✓ Higher Load Factor (around 70.0-72.0%)
  - ✓ Higher levels of punctuality and regularity
- ✓ **Yield Recovery**
- ✓ **Focus on Profitability**

GOL Linhas aéreas inteligentes

Conclusion - GOL Sustainable Strategy

3 Pillar's strategy to maximize profitability


Stimulate Demand
Strong Balance Sheet
Profitability

Gol has a sustainable strategy that can be delivered through a "back to basics" fundamentals.

Permanent focus on cost management


GIL
Gollog
Serviço de cargas aéreas
Gollog
2161 - 7100

7| Q&A